Boston Brussels Chicago Düsseldorf Frankfurt Houston London Los Angeles Miami

Milan Munich New York Orange County Paris Rome Seoul Silicon Valley Washington, D.C.

Strategic alliance with MWE China Law Offices (Shanghai)

December 30, 2014

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tronox Limited
Form 10-K for Fiscal Year Ended December 31, 2013 Filed February 27, 2014 File No. 1-35573

Dear Mr. O’Brien:

Tronox Limited (the “Company”) has received the letter dated December 19, 2014 (the “Comment Letter”), containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 10-K filed by the Company with the Commission on February 27, 2014 and the Definitive Proxy Statement on Schedule 14A filed by the Company with the Commission on April 7, 2014.

The Company is working expeditiously to respond to the Comment Letter and has commenced work on a letter responding to the Staff’s comments. However, due primarily to the holiday season and related travel schedules of certain key individuals, and pursuant to our conversation with Mr. Kamyar Daneshvar, we respectfully request on behalf of the Company an extension of time to respond to the Comment Letter. The Company anticipates submitting to the Staff a response to the Comment Letter on or about January 16, 2015.

If you have any questions, please feel free to contact me at (212) 547-5514 or the Company’s General Counsel, Richard L. Muglia, at (203) 705-3770.

Thank you for your consideration of this request.

Sincerely,

/s/ Amy S. Leder
Amy S. Leder

cc:	Richard L. Muglia

Tronox Limited

U.S. practice conducted through McDermott Will & Emery LLP.

340 Madison Avenue New York New York 10173-1922 Telephone: +1 212 547 5400 Facsimile: +1 212 547 5444 www.mwe.com